March 21, 2006

VIA EDGAR AND UPS
Ms. Sara D. Kalin
Bureau Chief-Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:      Residential Funding Mortgage Securities II, Inc.
         Registration Statement on Form S-3, File No.
         333-131196 Response to Comment Letter dated
         March 16, 2006
         ------------------------------------------------

Dear Ms. Kalin:

         On behalf of Residential Funding Mortgage Securities II, Inc. (the
"Depositor"), we submit this letter in response to the comments in your letter dated March 16, 2006 relating to the above-referenced registration statement. To facilitate your review of our responses, we have enclosed changed pages from the base prospectus and the prospectus supplement showing revisions made in response to your comments, cross-referenced to the corresponding comment number. A complete copy of the entire Amendment No. 2 to Registration Statement filed herewith is also enclosed.

REGISTRATION STATEMENT ON FORM S-3
----------------------------------

General
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         1.   We reissue comment 3 of our letter dated February 16, 2006. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown. Refer to footnote 133 to SEC Release
              33-8518.

Response: We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

         2.   We note your response to prior comment 9. However, it does not appear that you have added a description of loss allocation to prospectus supplement #2. Accordingly, we re-issue comment 9 with respect to the second prospectus supplement.

Securities and Exchange Commission
March 21, 2006

Response: The existing disclosure relating to allocations of losses on page S-5 of prospectus supplement #2 has been revised to add the additional details you have requested, as shown on the attached redline.

BASE PROSPECTUS

Description of Credit Enhancement, page 59
------------------------------------------

         3.   We note your response to prior comment 11. Please delete all references to credit default swaps throughout the filing.
              Alternatively, you may provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or to a class of offered securities. For example, how will they operate? Will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2 of SEC
              Release No. 33-8518 and footnote 68.

Response: All references to credit default swaps have been deleted.

         4.   We note that the disclosure at the bottom of the last full paragraph on page 61 indicates that credit support for a series of securities may cover one or more other series of securities.
              Please revise to better explain the meaning of this sentence or confirm to use that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Response: We confirm that no assets, cash flows from assets or credit enhancement included in one trust fund will act as credit enhancement for a separate trust, and have accordingly deleted this sentence.

Purchase Obligations, page 71
-----------------------------

         5.   Please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the Investment Company Act of 1940 ("1940 Act"). Specifically, please explain whether the sale of the issuing entity's assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule
              3A-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or
              decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity's assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

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Securities and Exchange Commission
March 21, 2006

              Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act.
              If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under
              Section 3(c)(5)(C) unless at least 55% of its assets directly consists of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation
              (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec 19,
              1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC,
              Protecting Investors: A Half Century of Investment Company
              Regulation (1992) at p.72.

              Alternatively, please confirm that no put options or demand rights will be used in connection with this registration
              statement.

Response: The Registrant is aware of the terms of the Investment Company Act of
1940, as amended (the "1940 Act"), Rule 3a-7 and the no-action letters and other guidance issued by the Division of Investment Management with respect to Section
3(c)(5)(C) of the 1940 Act. The Registrant monitors the assets and activities of the trusts and the terms of the related agreements to assure that each trust falls within Rule 3a-7, Section 3(c)(5)(C) or both. In fact, the underwriters in takedowns from this Registration Statement will require an opinion of counsel that the issuing entity is not an investment company.

   As discussed below, the Registrant does not believe that purchase obligations of the types referred to on page 71 are intrinsically inconsistent with the requirements of Rule 3a-7. It is possible to imagine purchase obligations that would be inconsistent with Rule 3a-7, but it is also possible for purchase obligations to comply with Rule 3a-7. It depends upon the terms of the particular purchase obligation. As part of its overall review of each transaction for 1940 Act compliance, the Registrant and its counsel will consider whether any applicable purchase obligations are or are not permitted by
Rule 3a-7. If a transaction involves purchase obligations that do not comply with Rule 3a-7, then the issuing entity will be structured to comply with
Section 3(c)(5)(C), including the no-action letters referenced in your comment.

   An example of a type of purchase obligation that would be consistent with
Rule 3a-7 is an agreement by some creditworthy party to purchase an adjustable rate mortgage loan if the borrower exercised an option to fix the rate on the loan. If a borrower makes such an election, a mismatch could arise between (a)
the issuer's obligations on variable rate securities that had been issued to match the original payment characteristics of the loans and (b) the fixed rate of interest payable on the mortgage loan after conversion. The purpose of the purchase obligation would be to eliminate this mismatch by removing the converted loan from the pool and paying down a

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Securities and Exchange Commission
March 21, 2006

portion of the principal of the issuer's securities with the sale proceeds.
Because the purchase obligation would be triggered by a borrower's election and would apply regardless of the market value of the asset at the time the election, the Registrant does not believe that the resulting disposition of the eligible asset would violate Rule 3a-7(a)(3).

   As to Rule 3a-7(a)(1), the Registrant believes that a purchase obligation of the type referred to above is an eligible asset. The definition of "eligible assets" in Rule 3a-7(b)(1) includes "any rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders."
Footnote 15 and accompanying text in the adopting release for Rule 3a-7 (Release
No. IC-19105) indicate that the text quoted above was intended to include
"credit and liquidity arrangements that support the payment of the securities and the underlying assets", and that liquidity and credit support "may be provided through the use of facilities such as asset purchase and secondary marketing arrangements." The Registrant believes that the sort of purchase obligation described above falls well within the language of the definition of eligible assets (as quoted above) and the regulatory intent (as indicated by
Footnote 15 and accompany text).

   Finally, we note that page 71 of the base prospectus also refers to purchase obligations relating to securities issued by a trust. Your questions seem to have been directed solely to purchase obligations relating to trust assets, and we agree that purchase obligations relating to securities should not raise significant issues under Rule 3a-7. For purposes of completeness, the Registrant confirms that the Registrant and its counsel would also assess any such purchase obligations for compliance with Rule 3a-7 and Section 3(c)(5)(C). In particular, no purchase obligations would be included that would cause any of the subject securities to be redeemable securities, within the meaning of the 1940 Act.

         If you have any additional questions you would like to discuss, please do not hesitate to contact me at (952) 857-6463 or Paul Jorissen of Mayer,
Brown, Rowe & Maw LLP at (212) 506-2555, Terry Schiff of Mayer, Brown, Rowe &
Maw LLP at (212) 506-2539 or William Malpica of Mayer, Brown, Rowe & Maw LLP at
(212) 506-2228. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

                                               Very truly yours,

                                               /s/ Julianne M. Linder
                                               Associate Counsel

cc:      Daniel Morris
         Katharine Crost
         Paul A. Jorissen
         Terry Schiff
         Jeffrey Cantrell
         Kim Zielinski
         William Malpica

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